FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433

Registration Statement No. 333-180779-17

June 23, 2015

STATEMENT REGARDING THIS FREE WRITING PROSPECTUS

The depositor has filed a registration statement (including a prospectus) with the SEC (File Number 333-180779) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the depositor, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649 or by e-mail to prospectus@ms.com.

This free writing prospectus does not contain all information that is required to be included in the prospectus and the prospectus supplement.

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IMPORTANT NOTICE RELATING TO AUTOMATICALLY GENERATED EMAIL DISCLAIMERS

Any legends, disclaimers or other notices that may appear at the bottom of, or attached to, the email communication to which this material may have been attached are not applicable to these materials and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of these materials having been sent via Bloomberg or another email system.

$774,748,000 (Approximate)

Morgan Stanley Capital I Trust 2015-MS1
as Issuing Entity

Morgan Stanley Capital I Inc.

as Depositor

Morgan Stanley Mortgage Capital Holdings LLC

as Sponsor and Mortgage Loan Seller

COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2015-MS1

This free writing prospectus relates to Morgan Stanley Capital I Inc.’s offering of Classes A-1, A-2, A-SB, A-3, A-4, X-A, A-S, B, PST and C of its Series 2015-MS1 Commercial Mortgage Pass-Through Certificates and clarifies, updates or adds the following information as it relates to (i) the free writing prospectus, dated June 17, 2015 and filed with the Securities and Exchange Commission under accession number 0001539497-15-000786 (the “Free Writing Prospectus”; capitalized terms not defined herein are used as defined in the Free Writing Prospectus) and (ii) the free writing prospectus also designated as the “Structural and Collateral Term Sheet”, dated June 17, 2015 and filed with the Securities and Exchange Commission under accession number 0001539497-15-000783 (the “Term Sheet”):

Structural and Collateral Updates

  Morgan Stanley & Co. LLC, the underwriter, and an affiliate of Morgan Stanley Capital I Inc., the depositor, Morgan Stanley Mortgage Capital Holdings LLC, the mortgage loan seller and the sponsor, and Morgan Stanley Bank, N.A., the originator and the initial holder of a portion of the 32 Old Slip Fee Non-Serviced Companion Loan, is expected to be the initial holder of 20% of the Notional Amount of the Class X-A Certificates and 100% of the percentage interests in the Class V Certificates on the Closing Date.
  The definition of “Disclosable Special Servicer Fees” in the Free Writing Prospectus is amended to include the following language at the end of such definition:

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; provided, that to the extent Midland Loan Services, a Division of PNC Bank, National Association is acting as special servicer, any compensation and other remuneration that Midland Loan Services, a Division of PNC Bank, National Association is permitted to receive or retain pursuant to the terms of the Pooling and Servicing Agreement in connection with its duties as master servicer under the Pooling and Servicing Agreement will not be Disclosable Special Servicer Fees.

  With respect to the mortgaged property identified on Appendix I to the Free Writing Prospectus as Hilton Garden Inn W 54th Street, representing approximately 4.5% of the initial pool balance, the exception to representation 7, which exception is set forth in Appendix VI to the Free Writing Prospectus, is revised to read:

A mezzanine loan in the original amount of $25,000,000 was originated simultaneously with the Mortgage Loan.

  With respect to the mortgaged property identified on Appendix I to the Free Writing Prospectus as Premier Apartments, representing approximately 3.8% of the initial pool balance, the exception to representation 7, which exception is set forth in Appendix VI to the Free Writing Prospectus, is revised to read:

A mezzanine loan in the original amount of $5,250,000 was originated simultaneously with the Mortgage Loan.

General

USE OF PROCEEDS

We will apply the net proceeds of the offering of the Offered Certificates towards the simultaneous purchase of the mortgage loans from the mortgage loan sellers and to the payment of expenses in connection with the issuance of the Offered Certificates.

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have entered into an Underwriting Agreement, dated as of the date of the prospectus supplement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC (the “Underwriter”). Subject to the terms and conditions set forth in the Underwriting Agreement, we have agreed to sell to the Underwriter, and the Underwriter has agreed to purchase from us, 100% of the aggregate Certificate Principal Balance or Notional Amount of each class of Offered Certificates.

Morgan Stanley & Co. LLC will act as lead manager and sole bookrunner with respect to the Offered Certificates.

The Underwriting Agreement provides that the obligations of the Underwriter are subject to conditions precedent, and that the Underwriter will be obligated to purchase all of the Offered Certificates if any are purchased. The depositor expects to receive from this offering approximately $                      , plus accrued interest from July 1, 2015, before deducting expenses of the offering.

The Underwriter has advised us that it will propose to offer the Offered Certificates from time to time for sale in one or more negotiated transactions or otherwise at varying prices to be determined at the time of sale. The Underwriter may effect such transactions by selling such classes of Offered Certificates to or through dealers and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Underwriter and any purchasers of such classes of Offered Certificates for whom they may act as agent.

One or more affiliates of the Underwriter have entered into and may, in the future, enter into other financing arrangements with affiliates of some or all of the borrowers. Affiliates of the Underwriter, including Morgan Stanley Mortgage Capital Holdings LLC, engage in, and intend to continue to engage in, the acquisition, development, operation, financing and disposition of real estate-related assets in the ordinary course of their business, and are not prohibited in any way from engaging in business activities similar to or competitive with those of the borrowers. See “Risk Factors—Risks Related to Conflicts of Interest” in the Free Writing Prospectus.

The Underwriter has represented and agreed, that:

(a)        in the United Kingdom, it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the

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meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any Offered Certificates in circumstances in which Section 21(1) of the FSMA does not apply to the Issuing Entity or the depositor; and

(b)          it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Offered Certificates in, from or otherwise involving the United Kingdom.

In relation to each member state of the European Economic Area which has implemented the EU Prospectus Directive (each, a “Relevant Member State”), the Underwriter has represented and agreed that, with effect from and including the date on which the EU Prospectus Directive is implemented in that Relevant Member State, it has not made and will not make an offer of the Offered Certificates which are the subject of the offering contemplated by the prospectus supplement to the public in that Relevant Member State other than:

(a)          to any legal entity which is a “qualified investor” as defined in the EU Prospectus Directive;

(b)          to fewer than 150 natural or legal persons (other than “qualified investors” as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the underwriter, in the event it is nominated by the depositor for any such offer; or

(c)          in any other circumstances falling within article 3(2) of the EU Prospectus Directive;

provided, that no such offer of the Offered Certificates above shall require the Issuing Entity, the depositor or the Underwriter to publish a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of the prior paragraph, (1) the expression an “offer of the Offered Certificates which are the subject of the offering contemplated by the prospectus supplement to the public” in relation to any Offered Certificate in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Certificates to be offered so as to enable an investor to decide to purchase or subscribe to the Offered Certificates, as the same may be varied in that Relevant Member State by any measure implementing the EU Prospectus Directive in that Relevant Member State and (2) the expression “EU Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU) and includes any relevant implementing measure in the Relevant Member State.

The Underwriter has agreed that it will not offer or sell any Offered Certificates, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person, or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws and regulations. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws and regulations of Japan.

In connection with the offering, the Underwriter may purchase and sell the Offered Certificates in the open market. These transactions may include purchases to cover short positions created by the Underwriter in connection with the offering. Short positions created by the Underwriter involve the sale by the Underwriter of a greater number of Offered Certificates than it is required to purchase from the depositor in the offering. The Underwriter also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the securities sold in the offering may be reclaimed by the Underwriter if the Offered Certificates are repurchased by the Underwriter in covering transactions. These activities may maintain or otherwise affect the market price of the Offered Certificates, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

The Offered Certificates are offered by the Underwriter when, as and if issued by the Issuing Entity and delivered to and accepted by the Underwriter and subject to their right to reject orders in whole or in part. It is expected that delivery of the Offered Certificates will be made in book-entry form through the facilities of DTC against payment therefor on or about July        , 2015, which is the                            business day following the first date of pricing of the Offered Certificates.

Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three (3) business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Offered Certificates in the secondary market prior to such delivery should specify a

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longer settlement cycle, or should refrain from specifying a shorter settlement cycle, to the extent that failing to do so would result in a settlement date that is earlier than the date of delivery of such Offered Certificates.

The Underwriter and any dealers that participate with the Underwriter in the distribution of the Offered Certificates may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of such classes of Offered Certificates by them may be deemed to be underwriting discounts or commissions, under the Securities Act of 1933, as amended.

We and the sponsor have agreed to indemnify the Underwriter against civil liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriter may be required to make in respect of such liabilities.

The Underwriter currently intends to make a secondary market in the Offered Certificates, but it is not obligated to do so, and any market making effort may be discontinued at any time.

Morgan Stanley & Co. LLC, the Underwriter and the entity that is expected to be the initial holder of 20% of the Notional Amount of the Class X-A Certificates and 100% of the Percentage Interests in the Class V Certificates on the Closing Date, is an affiliate of Morgan Stanley Capital I Inc., the depositor, Morgan Stanley Mortgage Capital Holdings LLC, the mortgage loan seller and the sponsor, and Morgan Stanley Bank, N.A., the originator and the initial holder of a portion of the 32 Old Slip Fee Non-Serviced Companion Loan.

A substantial portion of the net proceeds of this offering (after the payment of underwriting compensation and transaction expenses) are intended to be directed to affiliates of Morgan Stanley & Co. LLC, the Underwriter and the lead manager and sole bookrunner for this offering. That flow of funds will occur by means of the collective effect of the payment by the Underwriter to the depositor of the purchase price for the Offered Certificates and the payment by the depositor to Morgan Stanley Mortgage Capital Holdings LLC (an affiliate of Morgan Stanley & Co. LLC), in its capacity as a mortgage loan seller, of the purchase price for the mortgage loans. As a result of the circumstances described above, Morgan Stanley & Co. LLC has a “conflict of interest” within the meaning of Rule 5121 of the consolidated rules of The Financial Industry Regulatory Authority, Inc. In addition, other circumstances exist that result in the Underwriter or its affiliates having conflicts of interest, notwithstanding that such circumstances may not constitute a “conflict of interest” within the meaning of such Rule 5121. See “Risk Factors—Risks Related to Conflicts of Interest—Conflicts of Interest of the Underwriter and Its Affiliates” in the Free Writing Prospectus.

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This free writing prospectus is not an offer to sell or a solicitation of an offer to buy the Offered Certificates in any state where such offer, solicitation or sale is not permitted.

The information in this free writing prospectus, if conveyed prior to the time of your contractual commitment to purchase any of the Offered Certificates, supersedes any conflicting information contained in the Free Writing Prospectus, the Term Sheet and any other prior similar materials relating to the Offered Certificates. The information in this free writing prospectus may be amended or supplemented. This free writing prospectus is being delivered to you solely to provide you with information about the offering of the Offered Certificates referred to in the Free Writing Prospectus and to solicit an offer to purchase the Offered Certificates, when, as and if issued. Any such offer to purchase made by you will not constitute a contractual commitment by you to purchase or give rise to an obligation by the underwriter to sell any of the Offered Certificates until the underwriter has accepted your offer to purchase Offered Certificates. Any “indications of interest” expressed by you, and any “soft circles” generated by us, will not create binding contractual obligations for you or us.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Offered Certificates or determined if this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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